Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 16, 2016

Chongqing, November 11, 2016 — Daqo New Energy Corp. (NYSE: DQ) (the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it will hold its annual general meeting (the “AGM”) at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People’s Republic of China on December 16, 2016 at 2:00 P.M. (Beijing time).

The proposals to be submitted to shareholders at the AGM include the adoption by the Company of a dual Chinese name “大全新能源公司” (so that the name of the Company will be “Daqo New Energy Corp. 大全新能源公司”) and the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, which reflects the adoption of the dual Chinese name and will replace the existing Memorandum and Articles of Association of the Company in their entirety. The Board of Directors of the Company recommends that the Company’s shareholders and holders of the Company’s American depositary shares (“ADSs”) vote FOR the proposals. The notice of the AGM, which sets forth the proposed resolutions and contains a copy of the Fourth Amended and Restated Memorandum and Articles of Association to be submitted to shareholder approval at the AGM, is available on the Investor Relations section of the Company’s website at www.dqsolar.com.

Holders of record of the Company’s ordinary shares at the close of business in the Cayman Islands on November 14, 2016 will be entitled to attend and vote at the AGM and any adjournment or postponement thereof in person. ADS holders who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary bank for the Company’s ADS program (the “ADS depositary”). ADS holders at the close of business in New York City on November 14, 2016 will be entitled to instruct the ADS depositary to vote the ordinary shares represented by their ADSs at the AGM.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at kevin.he@daqo.com, or by writing to:

Daqo New Energy Corp. Shanghai Office

Room C, 29th Floor, Huadu Building

No. 838, Zhangyang Road

Pudong District, Shanghai 200122

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world’s lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 12,150 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: kevin.he@daqo.com